BLUE APRON HOLDINGS, INC.

28 Liberty Street
New York, NY 10005

September 28, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Apron Holdings, Inc. Registration Statement on Form S-3 File No. 333-259677

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Apron Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-259677), as amended (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern time on September 30, 2021, or as soon thereafter as practicable.

Very truly yours,

BLUE APRON HOLDINGS, INC.

By:	/s/ Meredith L. Deutsch
Name: Meredith L. Deutsch
Title: General Counsel and Corporate Secretary

cc:       David A. Westenberg
            Wilmer Cutler Pickering Hale and Dorr LLP

            Christopher D. Barnstable-Brown
            Wilmer Cutler Pickering Hale and Dorr LLP